LKQ Corporation
500 W. Madison St.
Suite 2800
Chicago, IL 60661
Phone 312.621.1950
Fax 312.621.1969
www.lkqcorp.com
November 23, 2020

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Division of Corporation Finance
Office of Trade & Services

Re:	LKQ Corporation
Form 10-K for the Year Ended December 31, 2019
Filed February 27, 2020
File No. 000-50404

Ladies and Gentlemen:

On behalf of LKQ Corporation (the “Company,” “we,” or the “registrant”), I am pleased to submit this response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated November 12, 2020 with respect to the Company’s Form 10-K for the year ended December 31, 2019, which was filed by the registrant on February 27, 2020.

For convenience, the Staff’s numbered comment is set forth herein in italics, followed by the registrant’s response.

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Securities and Exchange Commission
November 23, 2020

Form 10-K for the year ended December 31, 2019

General

1. Comment: We note that Article IX, Section 4 of your Amended By-Laws identities the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” In future filings, please describe this provision in your annual report on Form 10-K, describe any risks or other impacts of the provision on investors, address any uncertainty about the enforceability of the provision, and disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please disclose this information and to state that there is uncertainty as to whether a court would enforce such provision.

Response: In response to the Staff’s comment, the Company proposes to include, for as long as applicable, in its future annual reports on Form 10-K the risk factor included on Exhibit A hereto, and in all future filings that call for disclosure under Item 202 of Regulation S-K the disclosure set forth on Exhibit B hereto.

Please do not hesitate to contact me at (312) 621-2754 with any questions or further comments you may have concerning this matter.

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Sincerely,

/s/ Victor M. Casini

Victor M. Casini
Senior Vice President, General Counsel and Corporate Secretary

cc:	Scott Anderegg, Division of Corporation Finance
Daniel Morris, Division of Corporation Finance

Securities and Exchange Commission
November 23, 2020

Exhibit A

Our amended and restated bylaws provide that the courts in the State of Delaware are the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the exclusive forum for the following types of actions or proceedings:

•any derivative action or proceeding brought on our behalf;
•any action asserting a breach of fiduciary duty;
•any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation, or our bylaws;
•any action asserting a claim governed by the internal-affairs doctrine; and
•any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws.

The choice of forum provision in our bylaws does not apply to claims brought to enforce any duty or liability created by the Exchange Act or the Securities Act or any claim with respect to which the federal courts have exclusive jurisdiction.

Although the Company believes this provision benefits it by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the Company's directors and officers due to, among other possible factors, increased costs of such lawsuits and limitations on the ability to bring claims in a judicial forum that the plaintiffs may consider more favorable. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.

Exhibit B

Choice of Forum Provisions in Our Bylaws

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the exclusive forum for the following types of actions or proceedings:

•any derivative action or proceeding brought on our behalf;
•any action asserting a breach of fiduciary duty;
•any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation, or our bylaws;
•any action asserting a claim governed by the internal-affairs doctrine; and
•any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws.

The choice of forum provision in our bylaws does not apply to claims brought to enforce any duty or liability created by the Exchange Act or the Securities Act or any claim with respect to which the federal courts have exclusive jurisdiction.